CAPITAL CORP OF THE WEST
550 W. MAIN ST
MERCED, CA 95340
(209) 725-2200

VIA Fax and EDGAR

May 14, 2007

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Capital Corp of the West
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-27384

We are responding to the Commission’s comment letter of April 26, 2007 with respect to the review by its staff of the 10-K for Capital Corp of the West (the “Company”) for the fiscal year ended December 31, 2006. In doing so, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses are provided in the same order as the comments, and pursuant to our conversation with Ms. Rebekah Moore of your staff and her concurrence, the requested revisions as outlined in this letter will be made starting with the 10-Q for the quarter ending June 30, 2007.

Item 1:

Comment: In future filings, please disclose the gross amount of reclassifications adjustments for each classification of comprehensive income. Refer to paragraph 20 of SFAS 130.

Response: In future filings Capital Corp of the West (the “Company”) will disclose in the notes or on the face of the financial statements, the gross amount of reclassification adjustments for each classification of comprehensive income as provided by paragraph 20 of SFAS 130. Below are the proposed revisions to the financial statements that the Company will incorporate on a prospective basis beginning with the 10-Q for quarter ending June 30, 2007.

Capital Corp of the West
Consolidated Statements of Shareholders’ Equity
(Amounts in thousands)	Number of shares	Amounts	Retained Earnings	Comprehensive Income (Loss), Net	Total
Balance, December 31, 2003	10,191	$54,228	$34,816	$441	$89,485

Exercise of stock options, including tax benefit of $814	209	2,287	-	-	2,287
Issuance of shares pursuant to 401K and ESOP plans	30	624	-	-	624
Net change in fair value of investment securities, net of tax effect of $49(1)	-	-	-	(80)	(80)
Cash dividends	-	-	(1,158)	-	(1,158)
Net income	-	-	12,323	-	12,323
Balance, December 31, 2004	10,430	$57,139	$45,981	$361	$103,481

Exercise of stock options, including tax benefit of $555	133	2,346	-	-	2,346
Issuance of shares pursuant to 401K and ESOP plans	12	300	-	-	300
Net change in fair value of investment securities, net of tax effect of $1,892	-	-	-	(2,646)	(2,426)
Net change in fair value of interest rate floor, net of tax benefit of $220(2)	-	-	-	(304)	(524)
Cash dividends	-	-	(1,886)	-	(1,886)
Net income	-	-	20,954	-	20,954
Balance, December 31, 2005	10,575	$59,785	$65,049	$(2,589)	$122,245
Exercise of stock options, including tax benefit of $1,248	186	4,084	-	-	4,084
Effect of share based compensation expense	-	717	-	-	717
Net change in fair value of investment securities, net of tax effect of $891(3)	-	-	-	1,214	1,214
Net change in fair value of interest rate floor, net of tax benefit of $156(4)	-	-	-	(215)	(215)
Adjustment to initially apply FASB Statement No. 158, net of tax benefit of $23				(30)	(30)
Cash dividends	-	-	(3,111)	-	(3,111)
Net income	-	-	22,676	-	22,676
Balance, December 31, 2006	10,761	$64,586	$84,614	$(1,620)	$147,580
(1)  Includes reclassification adjustment for net losses included in net income of $2,126 (net of $1,539 tax benefit).
(2)  Includes reclassification adjustment for net losses included in net income of $2 (net of $2 tax benefit).
(3)  Includes reclassification adjustment for net gains included in net income of $361 (net of $261 tax expense).
(4)  Includes reclassification adjustment for net losses included in net income of $34 (net of $24 tax benefit).
(See accompanying notes to consolidated financial statements.)

Capital Corp of the West
Consolidated Statements of Comprehensive Income
	Years Ended December 31,
(Amounts in thousands)	2006	2005	2004
Net income	$22,676	$20,954	$12,323
Unrealized (loss) gain on securities arising during the year, net	1,575	(2,646)	(2,206)
Reclassification adjustment for (gains) losses realized in net income, net of tax (expense of $261 in 2006 and benefit of $1,539 in 2004)	(327)	2	2,126
Unrealized loss on interest rate floor arising during the year, net	(249)	(306)	-
Change in minimum pension liability during the year, net	(30)	-	-
Comprehensive income	$23,645	$18,004	$12,243
(See accompanying notes to consolidated financial statements.)

Item 2:

Comment: In future filings, please disclose the following related to your interest rate swap agreements and any other hedges entered into:

•	More clearly disclose the methods used to assess hedge effectiveness, both at inception and on an ongoing basis, including the re-pricing intervals:

•
You state on page 29 that you use “either the dollar offset or regression analysis method” for purposes of assessing effectiveness. Please revise to more clearly disclose which method you used for your existing hedges, and the extent to which a single method was consistently applied for the duration of a hedge.

•	More clearly disclose the nature, terms, and amounts of the hedged item, including the timing of re-pricing dates and interest payments;

•	Disclose whether you are hedging each loan individually or if you are hedging a pool of loans;

•	If you are hedging each loan individually, please disclose how you considered paragraph 29(h) of SFAS 133, which specifically disallows use of prime rate as a benchmark interest rate;

•
If you are hedging a pool of loans, disclose what the actual hedged item is, i.e. the first benchmark interest payments within a given period, or the overall changes in cash flows and disclose how each loan met the requirements of paragraphs 28 and 29 of SFAS 133 to receive hedge accounting; and,

•	Disclose how you account for your hedging relationships upon prepayment of the loans, if allowed.

Response: The response to item No. 1 consists of two sections. The first section contains detailed responses to the specific questions outlined in this item. The second section contains a draft of the disclosure the Company proposes to use in its future filings.

Section 1

Detailed responses to questions in the comment letter are as follows:

•
Both prospective and retrospective assessments of hedge effectiveness are based on the approach described in SFAS 133 Implementation Issue No. G20, “Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge” (Issue G20) at inception and on an ongoing basis. Under this approach, the assessment of hedge effectiveness is based on total changes in the option’s cash flows. The Company performs its effectiveness assessments and measures ineffectiveness by comparing the actual option with a hypothetically perfect option, as discussed in Issue G20. Prospective and retrospective assessments of hedge effectiveness and measurements of hedge ineffectiveness are performed on a quarterly basis, when financial statements are reported.

•
Since the inception of the hedging relationship, the Company has only applied the dollar-offset ratio resulting from the application of the Hypothetical Derivative Method to assess hedge effectiveness on a quarterly basis. Regression analysis may be used internally by management to analyze risk and to determine whether and when to execute hedges, but it is not used in the assessments of hedge effectiveness for financial statement purposes.

•
The Company has an interest rate floor contract with Wachovia Bank that is effective from October 1, 2005 until September 1, 2010. The contract’s cost was $1,270,000, and that cost is being amortized over the life of the contract. The notional amount of the floor is $100,000,000 of with a strike rate of 6.5% vs. the prime rate as published in the H15 bulletin from the Federal Reserve Bank for the first of each month. The interest rate floor provides the Company with partial protection against an interest rate downturn on loans that are indexed off the prime rate during the term of such contract. The interest rate floor contract is designated as a cash flow hedge of the overall changes in cash flows below the interest floor contract’s strike rate of 6.5% on the Company’s designated prime-based interest receipts. The hedged transactions are the forecasted interest receipts of the first prime-based interest payments received by the Company on designated prime-based loans each calendar month that, in aggregate for each month, are interest payments on $100 million principal of the Company’s then-existing pool of designated prime-based loans that reset on the first of every month or immediately whenever prime rate changes. With respect to the $100 million principal of the Company’s then existing pool of designated prime-based loans, the interest floor contract specifically designates the hedged transaction to be the forecasted interest receipts of the first prime-based interest receipts on $75 million principal of the Company loans with a specified spread to prime over 1% and the first prime-base interest receipts on $25 million principal of the Company loans with a specified spread to prime over 0.5%. The designation described above is consistent with the approach outlined in DIG Issue No. G25, which addresses the “first-payments-received technique” for identifying the hedged forecasted transactions in a cash flow hedge of the variable prime-based or other variable non-benchmark-rate-based interest payments for a rolling portfolio of prepayable interest-bearing financial assets or liabilities. The pool of designated prime-based loans being hedged contain no optionality (no embedded caps or floors).

•
Prepayments in the hedged loan portfolios are accounted in conformance with the guidance in DIG Issue No. G25, which allows the designated forecasted transactions to be the variable prime-rate-based interest payments on a rolling portfolio of prepayable interest-bearing loans using the first-payments-received technique, Therefore, interest payments from loans in the pool of prime-based loans that prepay are replaced with interest payments from newly originated prime-based loans.

Section 2

A draft of the disclosures the Company proposes to use in its future filings is included below.

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS 133, the Company records all derivatives on the balance sheet at fair value.  The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. To qualify for hedge accounting, the Company must comply with the detailed rules and strict documentation requirements at the inception of the hedge, and hedge effectiveness is assessed at inception and periodically throughout the life of each hedging relationship.

The Company’s objective in using derivatives is to reduce its exposure to variability in cash flows relating to receipts on its prime-based variable-rate loans. To accomplish this objective, the Company uses an interest rate floor contract to protect the Company against movements in interest rates below the floor’s strike rate over the life of the agreement. The interest rate floor contract is with Wachovia Bank that is effective from October 1, 2005 until September 1, 2010. The contract’s cost was $1,270,000, and that cost is being amortized over the life of the contract. The notional amount of the floor is $100,000,000 with a strike rate of 6.5% vs. the prime rate as published in the H15 bulletin from the Federal Reserve Bank for the first of each month. The interest rate floor contract is designated as a cash flow hedge of the overall changes in cash flows below the interest floor contract’s strike rate of 6.5% on the Company’s designated prime-based interest receipts. The hedged transactions are the forecasted interest receipts of the first prime-based interest payments received by the Company on designated prime-based loans each calendar month that, in aggregate for each month, are interest payments on $100 million principal of the Company’s then-existing pool of designated prime-based loans that reset on the first of every month or immediately whenever prime rate changes. With respect to the $100 million principal of the Company’s then existing pool of designated prime-based loans, the interest floor contract specifically designates the hedged transaction to be (i) the forecasted interest receipts of the first prime-based interest receipts on $75 million principal of the Company loans with a specified spread to prime over 1% and (ii) the first prime-base interest receipts on $25 million principal of the Company loans with a specified spread to prime over .5%. The designation described above is consistent with the approach outlined in DIG Issue No. G25. DIG Issue No. G25 addresses the “first-payments-received technique” for identifying the hedged forecasted transactions in a cash flow hedge of the variable prime-based or other variable non-benchmark-rate-based interest payments for a rolling portfolio of prepayable interest-bearing financial assets or liabilities. The pool of designated prime-based loans being hedged contain no optionality (no embedded caps or floors). During 2006 and 2005, the floor was used to hedge the variable cash flows associated with existing variable-rate loan assets that are based on the prime rate. For accounting purposes, the interest floor contract is designated as a cash flow hedge of the overall changes in cash flows on the first prime-based interest payments received by the Company each calendar month during the term of the hedge that, in aggregate for each period, are interest payments on principal from specified portfolios equal to the notional amount of the floor.

Based on the Company’s assessments both at inception and throughout the life of the hedging relationship, it is probable that there will be sufficient prime-based interest receipts through the maturity date of the interest rate floor contract. Both prospective and retrospective assessments of hedge effectiveness are based on the approach described in SFAS 133 Implementation Issue No. G20, “Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge” (Issue G20) at inception and on an ongoing basis. Under this approach, the assessment of hedge effectiveness is based on total changes in the option’s cash flows. The Company performs its effectiveness assessments and measures ineffectiveness by comparing the actual option with a hypothetically perfect option, as discussed in Issue G20. Prospective and retrospective assessments of hedge effectiveness and measurements of hedge ineffectiveness are performed on a quarterly basis, when financial statements are reported. The effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings (“interest and fees on loans” for the hedging relationship described above) when the hedged transactions affect earnings. Ineffectiveness resulting from the hedge, if any, is recorded as a gain or loss in the consolidated statement of income and comprehensive income as part of noninterest income. The Company also monitors the risk of counterparty default on an ongoing basis.

Prepayments in hedged loan portfolios are treated in a manner consistent with the guidance in SFAS 133 Implementation Issue No. G25, “Cash Flow hedges: Using the First-Payments-Received Technique in Hedging the Variable Interest Payments on a Group of Non-Benchmark-Rate-Based Loans,” which allows the designated forecasted transactions to be the variable prime-rate-based interest payments on a rolling portfolio of prepayable interest-bearing loans using the first-payments-received technique, thereby allowing interest payments from prime-based loans that prepay to be replaced with interest payments from newly originated prime-based loans.

As of December 31, 2006, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, the Company does not use derivatives for trading or speculative purposes.

At December 31, 2006 and 2005, the interest rate floor designated as a cash flow hedge had a fair value of $314,000 and $743,000, respectively, which was included in other assets. For the years ended December 31, 2006 and 2005, the change in net unrealized losses on the cash flow hedge reported in the consolidated statements of changes in shareholders’ equity was $215,000 and $145,000, respectively, net of income tax benefit of $156,000 and $379,000, respectively. No hedge ineffectiveness from the hedging relationship was recognized during the years ended December 31, 2006 and 2005.

To the extent the hedging relationship is effective, changes in the fair value of the floor each period will be deferred in accumulated other comprehensive income (AOCI), and the floor purchase price will be reclassified from AOCI to earnings (amortized) as adjustments to interest income on loans. For the years ended December 31, 2006 and 2005, the change in net unrealized losses on the cash flow hedge reflects a reclassification of $58,000 and $4,000, respectively, of net unrealized losses from accumulated other comprehensive income to interest income. For the year ended December 31, 2007, the Company estimates that an additional $207,000 will be reclassified from accumulated other comprehensive income to interest income.

Item 3:

Comment: To the extent that your are using other derivative contracts as economic hedges but did not apply the principles of hedge accounting of SFAS 133, please more clearly disclose that fact and quantify the nature, terms, and amounts of such contracts.

Response: The Company is not currently using any other derivative contracts as economic hedges.

If you have any questions please feel free to contact David A. Heaberlin at (209) 725-7435.

Date: May14, 2007	By: /s/ David A. Heaberlin
David A. Heaberlin
Chief Financial Officer